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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC File Number 001-31367
                                                        CUSIP Number 612071 10 0


(Check One):      [ ] Form 10-K       [ ] Form 20-F       [ ] Form 11-K
                          [X] Form 10-QSB        [ ] Form N-SAR

For Period Ended:       October 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

The notification relates to the entire filing.

Part I--Registrant Information

Montana Mills Bread Co., Inc.
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Full Name of Registrant

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Former Name if Applicable

2171 Monroe Avenue, Suite 205A
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Address of Principal Executive Office (Street and Number)

Rochester, New York 14618
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City, State and Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
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      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is experiencing significant customer orders in connection with its seasonal gift programs. As a result, management has focused its attention on gift order fulfillment and has not had the resources to timely file its 10-QSB without unreasonable effort and expense. The 10-QSB is being filed concurrently with this Form 12b-25 notification.

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Eugene O'Donovan, President and CEO   585-242-7540
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            (Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or operation thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Montana Mills Bread Co., Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: December 17, 2002          By:   /s/ Eugene O'Donovan
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                                        Eugene O`Donovan, President and CEO